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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X   Form 40-F
                   ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X
             ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____)



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         PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its connected transactions.

         This announcement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

         o the Registrant's plan to improve operational risk management and profitability; and

         o        the Registrant's other future plans and prospects.

         These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

         o        fluctuations in crude oil and natural gas prices;

         o        failure to achieve continued exploration success;

         o failure or delay in achieving production from development projects;

         o failure to complete the proposed acquisition of certain overseas assets as planned;

         o        change in demand for competing fuels in the target market;

         o        continued availability of capital and financing;

         o        general economic, market and business conditions;

         o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

         o        other factors beyond the Registrant's control.

         We do not intend to update or otherwise revise the forward-looking statements in this announcement, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this announcement might not occur in the way we expect, or at all.

         You should not place undue reliance on any of these forward-looking statements.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

                               [PETROCHINA LOGO]

                              [CHINESE CHARACTERS]
                           PETROCHINA COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 857)

                             CONNECTED TRANSACTIONS

The Board wishes to announce that the Company has, on 6 December 2005, entered into the Acquisition Agreements with the wholly-owned subsidiaries of CNPC, Liaohe Bureau and Natural Gas Pipeline Bureau, respectively for the acquisitions of the Acquired Interests for an aggregate cash consideration of RMB558.76 million (approximately HK$537.27 million).

CNPC is the controlling shareholder of the Company holding approximately 88.21%
(Note) of the issued share capital of the Company. As defined under the Listing Rules, CNPC is a connected person of the Company and the Acquisitions constitute connected transactions of the Company.

Given that the percentage ratios involved in the Acquisitions are more than 0.1% but less than 2.5% for the Group, the Acquisitions are only subject to reporting and announcement requirement and is exempted from the independent shareholders' approval requirement under the Listing Rules.


ACQUISITION AGREEMENTS DATED 6 DECEMBER 2005

PARTIES

Acquisition Agreement                                 Acquisition Agreement

Vendor: Liaohe Bureau                                 Vendor: Natural Gas Pipeline Bureau
Purchaser: Company                                    Purchaser: Company

RESPECTIVE ACQUIRED INTERESTS:                        RESPECTIVE ACQUIRED INTERESTS:
60,078,618 shares in the Fuel Oil Company,            77,887,122 shares in the Fuel Oil Company,
representing 15.56% of the outstanding issued         representing 20.17% of the outstanding issued
shares of the Fuel Oil Company                        shares of the Fuel Oil Company

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THE ACQUISITIONS

The Fuel Oil Company is a 55.43% subsidiary of the Company. China United Oil, a non-wholly owned subsidiary of the Company, also holds 4.36% of the Fuel Oil Company. Subject to the satisfaction of certain conditions precedent under the Acquisition Agreements, the Company will acquire the Acquired Interests, representing in aggregate 35.73% in the Fuel Oil Company from Liaohe Bureau and Natural Gas Pipeline Bureau, respectively. Immediately after completion of the Acquisitions, the Company, together with China United Oil will own approximately 95.52% of the Fuel Oil Company. The remaining 4.48% of the Fuel Oil Company is held by an independent third party not connected with the Company, CNPC or any of their subsidiaries or any of their respective substantial shareholders, directors, chief executive or any of their respective associates. The Company also intends to acquire the remaining 4.48% interest in the near future. The Fuel Oil Company is principally engaged in the investment and development of fuel oil in the upstream and downstream areas of the PRC.

CONSIDERATION

The Acquisitions were negotiated and entered into on an arm's length basis and on normal commercial terms. An aggregate cash consideration of RMB558.76 million (approximately HK$537.27 million), comprising RMB 243.32 million (approximately HK$233.96 million) and RMB315.44 million (approximately HK$303.31 million) would be payable by the Company to the designated accounts of Liaohe Bureau and Natural Gas Pipeline Bureau, respectively within 10 days upon the effectiveness of the Acquisition Agreements.

The above consideration was determined on the basis of the results of a valuation report prepared by an independent valuer, [CHINESE CHARACTERS] (China Enterprise Appraisal Company Limited), adopting the replacement cost method based on the valuation reference date of 31 March 2005. According to the valuation report as at 31 March 2005, the total assets of the Fuel Oil Company was RMB4,118.70 million (approximately HK$3,960.30 million), its total liabilities was RMB2,553.95 million (approximately HK$2,455.72 million) and its net asset value was RMB1,564.75 million (approximately HK$1,504.60 million) and its net asset value on a per share basis was RMB4.05. The valuation report will be filed with the SASAC for approval.

Discounted cashflow method was also deployed to compare the net asset value of the Fuel Oil Company, and it is noted that the net asset value of the Fuel Oil Company adopting the replacement cost method is lower than the net asset value using the discounted cashflow method. Thus, the replacement cost method was adopted as the basis of valuation for the purpose of the Acquisitions.

According to the audited accounts of the Fuel Oil Company prepared by China Rightson Certified Public Accountants, as of 31 March 2005, the total assets of the Fuel Oil Company was RMB3,829.26 million (approximately HK$3,682.00 million), its total liabilities was RMB2,553.95 million (approximately HK$2,455.72 million) and its net asset value was RMB1,275.30 million (approximately HK$1,226.25 million) and its net asset value on a per share basis was RMB3.3.


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For the two preceding financial years ended 31 December 2004 and 2003, the aggregate audited profit before taxation and extraordinary items of the Fuel Oil Company were RMB412.75 million (approximately HK$396.88 million) and RMB436.42 million (approximately HK$419.63 million), respectively; and for the two preceding financial years ended 31 December 2004 and 2003, the aggregate audited profit after taxation and extraordinary items of the Fuel Oil Company were RMB329.10 million (approximately HK$316.44 million) and RMB285.79 million (approximately HK$274.80 million), respectively.

CONDITIONS PRECEDENTS FOR THE COMPLETION OF THE ACQUISITION AGREEMENTS

The completion of the Acquisitions are subject to the satisfaction of certain conditions precedent, including:

(a)      the approval by CNPC of the Acquisitions;

(b)      the approval by SASAC of the Acquisitions;

(c) the performance by the parties of their respective obligations under the Acquisition Agreements; and

(d) the representations, warranties and undertakings given by the parties under the Acquisition Agreements are true, accurate and valid as at the date of completion of the Acquisitions.

As of the date of this Announcement, the conditions precedents remain to be fulfilled.

COMPLETION OF THE ACQUISITIONS

The Acquisitions shall be completed by no later than 30 June 2006 or such later date as may be mutually agreed between the parties. The Company may by written notice unilaterally terminate the Acquisition Agreements if the Acquisitions are not completed by 30 June 2006 or such later date as may be agreed by the parties to the Acquisition Agreements.

REASONS FOR THE ACQUISITIONS

The market for fuel oil is fairly competitive and active in the PRC. As an integrated oil company with a core focus on upstream businesses, one of the Company's established strategies is to develop and consolidate its interests in the fuel oil business.

As the Fuel Oil Company scale of operations increases, the Board believes that the consolidation of the Company's interest in the Fuel Oil Company will help to better manage the investment and operational risk of the Fuel Oil Company and to attain profitability. It is expected that the consolidation will also strengthen the management of the Fuel Oil Company, which will facilitate the extension and improvement in the connection between the upstream and downstream businesses of the Group. It is expected that such management specialization will provide room for further


                                      -3-
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development of the Group's fuel oil business, enhance the overall resistance to risks and thus fulfilling the overall development strategy of the Group.

RELATIONSHIP BETWEEN THE PARTIES AND CONNECTED TRANSACTION

CNPC is the controlling shareholder of the Company holding approximately 88.21%
(Note) of the issued share capital of the Company. CNPC is engaged in crude oil and natural gas exploration and production business activities outside the PRC and limited petrochemical production and retail of refined oil products. As defined under the Listing Rules, CNPC is a connected person of the Company. Accordingly, the Acquisitions constitute connected transactions of the Company. Given the percentage ratios involved in the Acquisitions are more than 0.1% but less than 2.5% for the Group, the Company is only subject to reporting and announcement requirement and is exempted from the independent shareholders' approval requirement under the Listing Rules.

The Board (including the independent non-executive directors) considers that the terms and conditions of the Acquisition Agreements are on normal commercial terms and are fair and reasonable and in the interests of the shareholders of Company as a whole.

INFORMATION REGARDING THE GROUP

BUSINESS OF THE GROUP

The Group is principally engaged in petroleum and natural gas-related activities, including:

(a) the exploration, development, production and sale of crude oil and natural gas;

(b) the refining, transportation, storage and marketing of crude oil and petroleum products;

(c) the production and sale of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d) the transmission of natural gas and crude oil, and the sale of natural gas.

THE DIRECTORS OF THE COMPANY

As at the date of this announcement, the members of the Board include: Mr Chen Geng, the Chairman; Mr Jiang Jiemin, the Vice Chairman; Executive Directors, Messrs Su Shulin, and Duan Wende; Non-executive Directors, Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and Independent Non-executive Directors, Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe.


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TERMS USED IN THIS ANNOUNCEMENT

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

"Acquisitions"                  the acquisitions of the Acquired Interests
                                pursuant to the Acquisition Agreements

"Acquisition Agreements"        the acquisition agreements, both
                                dated 6 December 2005, entered into between the Company and Liaohe Bureau and Natural Gas
                                Pipeline Bureau, respectively in respect of the Acquired Interests

"Acquired Interests"            means 60,078,618 legal person shares and
                                77,887,122 legal person shares, respectively owned by Liaohe Bureau and Natural Gas Pipeline
                                Bureau and representing approximately 15.56% and 20.17% respectively of the entire outstanding issued shares of the Fuel Oil Company

"Board" the Board of Directors of the Company, including the independent non-executive directors

"China United Oil"              [CHINESE CHARACTERS] (China United Oil Company
                                Limited), a domestic enterprise incorporated under the laws of the PRC and a non-wholly owned subsidiary of the Company

"CNPC" [CHINESE CHARACTERS] (China National Petroleum Corporation), a state-owned enterprise incorporated under the laws of the PRC and the controlling shareholder of the Company

"Company"                       PetroChina Company Limited, a joint stock
                                limited company incorporated in the PRC under the Company Law of the PRC, and listed on the Main Board of The Stock Exchange of Hong Kong
                                Limited with American depositary shares listed on the New York Stock Exchange

"Fuel Oil Company"              [CHINESE CHARACTERS] (Petrochina Fuel Oil
                                Company Limited), a joint stock company
                                incorporated under the laws of the PRC, a 55.43% subsidiary of the Company

"Group"                         the Company and its subsidiaries

"HK$" Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

"Liaohe Bureau"                 [CHINESE CHARACTERS] (Liaohe Petroleum
                                Exploration Bureau), an entity incorporated under the laws of the PRC, and a wholly-owned subsidiary of CNPC


                                      -5-
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"Listing Rules"                 the Rules Governing the Listing of Securities on
                                the Stock Exchange

"Natural Gas Pipeline Bureau"   [CHINESE CHARACTERS] (China Oil Natural Gas
                                Pipeline Bureau), an entity incorporated under the laws of the PRC, and a wholly-owned subsidiary of CNPC

"PRC"                           the People's Republic of China

"RMB"                           Renminbi, the lawful currency of the PRC

"SASAC" the State-owned Assets Supervision Administration Commission of the State Council

"Stock Exchange"                The Stock Exchange of Hong Kong Limited


In this announcement, except as otherwise indicated, RMB has been translated into HK$ at the rate of HK$1 = RMB 1.04 for reference purpose only.

Note: The Company is in the process of application for the approval of, and registering the change in the shareholding of CNPC with the relevant authorities in the PRC.


                                                         By order of the Board

                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI

                                                        Secretary to the Board

                                                                 6 December 2005
                                                                Beijing, the PRC



Please also refer to the published version of this announcement in the South China Morning Post


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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     PetroChina Company Limited

Dated: December 7, 2005                              By: /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary